Exhibit 99.1

American Realty Capital – Retail Centers of America, Inc. – American Finance Trust, Inc.
Merger Press Release

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. (“RCA”) AND AMERICAN FINANCE TRUST, INC. TO MERGE, CREATING A DIVERSIFIED REAL ESTATE INVESTMENT TRUST WITH A RETAIL FOCUS

Current Shareholders Will Receive Total Consideration per Share of Approximately $10.26 in an Acquisition Valued at $1.4 Billion; Transaction Results in Material Cost Savings

Combined Company Achieves Increased Scale with $3.9 Billion of Enterprise Value and a Strong Balance Sheet, Enhancing Access to Capital Markets and Liquidity Options

New York, New York – September 7, 2016 – American Realty Capital – Retail Centers of America, Inc. (“RCA”) announced today that the special committee of the board of directors unanimously approved a definitive merger agreement with American Finance Trust, Inc. (“AFIN”), in a deal valued at approximately $1.4 billion, payable in a combination of AFIN common shares and cash plus the assumption of certain debt. The total consideration per share of RCA is approximately $10.26, based on AFIN’s published estimated per share Net Asset Value as of December 31, 2015 of $24.17. RCA shareholders will receive consideration comprised of $0.95 in cash and 0.385 shares of AFIN common stock for each share of RCA common stock owned.

The transaction will create a diversified U.S. real estate investment trust (“REIT”) with a retail focus that owns 494 properties, comprising 20.8 million rentable square feet of single-tenant net lease, power center, and lifestyle center assets. The combination of these two high quality companies will provide RCA shareholders with the benefits of broader diversification by property type, tenant base, and geography; which will reduce the combined company’s exposure to individual property sector market cycles. The combination also increases RCA’s weighted average remaining lease term from 5.3 years to 8.0 years for the combined company.

The special committee of RCA’s board of directors, which consists of the board’s independent members, was formed to evaluate the proposed transaction, and has unanimously approved the transaction.

Leslie Michelson, Lead Independent Director of RCA said, “We are excited about today’s announcement to combine our company with AFIN. The independent directors of RCA worked closely with our advisors to evaluate alternatives, and we believe this is a highly compelling and value-maximizing transaction for our shareholders. The complementary property portfolios of RCA and AFIN provide an attractive opportunity for our shareholders to participate in the future prospects of the combined company.”

Benefits of the Merger

•	Enables RCA Shareholders to Participate in Future Prospects of the Combined Company: RCA shareholders will own approximately 37% of a national portfolio of retail and triple net lease properties positioned for future growth

•	Results in Material Cost Savings: Annual savings expected in 2017 of $10.9 million from a reduction of RCA corporate costs, including $6.1 million in asset management fees and $4.8 million in duplicative corporate G&A

•	Further Portfolio Diversification: The merger will create enhanced diversification by property type, tenant base, and geography, which reduces risk and broadens the revenue base of the combined company

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•	Distribution Parity for RCA Shareholders: Pro forma distribution per exchanged RCA common share will be $0.64 per share, equivalent to the existing RCA distribution per share

•	Increases Scale Significantly: The merger with AFIN will grow RCA’s rentable square footage from 7.5 million to 20.8 million for the combined company, resulting in enhanced scale, which is expected to improve access to capital markets

•	Better Positions Company for Future Liquidity: The transaction better positions the combined company for future liquidity options and provides greater flexibility to sell assets without materially impacting cash flow

Transaction Overview and Timing

The merger agreement provides RCA with a go-shop period, during which time RCA will have the right to actively solicit superior proposals from third parties for the next 45 days. The merger agreement provides for RCA to pay a termination fee of $5.1 million to AFIN if RCA terminates the merger agreement in favor of a superior proposal that arises on or before the date that is fifteen days following the end of the go-shop period, plus expense reimbursement up to $5.0 million. In the event that AFIN or RCA terminates the merger agreement under specified circumstances on the date that is on or after the sixteenth day following the end of the go-shop period, RCA or AFIN, as applicable, will pay a termination fee of $25.6 million.

The completion of the transaction is subject to the approval of RCA and AFIN shareholders as well as satisfaction of customary closing conditions. A joint proxy statement/prospectus describing the proposed merger will be filed on Form S-4 with the Securities and Exchange Commission (the “SEC”). The transaction is expected to close in the first quarter of 2017.

The total consideration of $1.0 billion is based on RCA’s fully diluted common shares outstanding as of August 15, 2016. In addition, AFIN will assume or repay $432.4 million of existing indebtedness (net of $44.1 million cash and equivalents) as of June 30, 2016. Total transaction consideration plus debt represents an enterprise value of $1.4 billion. The value of the total consideration and the enterprise value are based on AFIN’s published estimated per share Net Asset Value as of December 31, 2015. The approximately 90% stock component of the transaction is expected to be tax-free to shareholders.

The combined company will retain the AFIN name and continue to be led by AFIN’s management team, with the addition of Kase Abusharkh from RCA, who will serve as AFIN’s Chief Investment Officer of the Multi-Tenant Portfolio. Members of both boards of directors will continue to serve on the board of the combined company.

Advisors to Transaction

BMO Capital Markets is serving as exclusive financial advisor to the special committee of the board of directors of RCA. Arnold & Porter LLP is serving as legal counsel to the special committee of the board of directors of RCA. Proskauer Rose LLP is serving as legal counsel to RCA.

UBS Investment Bank is serving as exclusive financial advisor to the special committee of AFIN. Pepper Hamilton LLP is serving as legal counsel to the special committee of AFIN. Proskauer Rose LLP is serving as legal counsel to AFIN.

About RCA

RCA is a publicly registered non-traded REIT focused on the acquisition of core retail properties, with an emphasis on multi-tenant power and lifestyle centers across the United States. Additional information about RCA can be found on its website at www.retailcentersofamerica.com.

About AFIN

AFIN is a publicly registered non-traded REIT focused on acquiring a diversified portfolio of commercial properties, with an emphasis on single tenant buildings with net-leases across the United States. Additional information about AFIN can be found on its website at www.americanfinancetrust.com.

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Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed transaction, RCA and AFIN intend to file relevant materials with the SEC, including a joint proxy statement/prospectus. BOTH RCA AND AFIN STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the proxy statement/prospectus and other relevant documents filed by RCA and AFIN with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by RCA and AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA and AFIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies’ stockholders in respect of the proposed transaction. Information regarding RCA’s directors and executive officers can be found in RCA’s definitive proxy statement filed with the SEC on April 29, 2016. Information regarding AFIN's directors and executive officers can be found in AFIN's definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from RCA and AFIN, as applicable, using the sources indicated above.

Forward-Looking Statements

Certain statements made in this presentation are “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934), which reflect the expectations of RCA and AFIN regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the merger agreement between RCA and AFIN, among others, will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future distributions and market valuations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval by RCA’s and AFIN's stockholders of the transactions contemplated in the merger agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in RCA’s and AFIN’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. RCA and AFIN disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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